I, Don Bielak, the CEO of Monetran LLC, hereby certify that the financial statements of Monetran LLC and notes thereto for the periods of January 1, 2021 through December 31, 2021 included in this statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 30th of April, 2022.

__*Don Bielak*_____

_Chief Executive Officer_____

_____04/30/2022_____

MONETRAN LLC

FINANCIAL STATEMENTS (UNAUDITED)

FOR THE PERIOD JANUARY 1 THROUGH DECEMBER 31, 2021

MONETRAN LLC

Index to Financial Statements
(Unaudited)

Years Ended December 31, 2021 and 2020

MONETRAN LLC

BALANCE SHEETS

December 31, 2021 and 2020
(Unaudited)

	December 31, 2021	December 31, 2020
ASSETS		
Current Assets		
Bank Accounts		
Checking	175,750.87	45,592.16
Investment	85,714.19	50,496.35
Total Bank Accounts	261,465.06	96,088.51
TOTAL ASSETS	261,465.06	96,088.51
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	1,855.25	4.00
Deposits	78,093.80	-
Total Current Liabilities	79,949.05	4.00
Total Liabilities	79,949.05	4.00
Equity		
Member Investments		
Class A Shares	254,688.89	65,391.35
Class B Shares	106,999.19	106,999.19
Total Member Investments	361,688.08	172,390.54
Retained Earnings	(76,306.03)	(56,957.55)
Net Income	(103,866.04)	(19,348.48)
Total Equity	181,516.01	96,084.51
TOTAL LIABILITIES AND EQUITY	261,465.06	96,088.51

STATEMENTS OF OPERATIONS

Years Ended December 31, 2021 and 2020
Unaudited

	Jan - Dec 2021	Jan – Dec 2020
Income		
Revenue		
Exchange Revenue	$ 68.19	$ -
Dividend Income	957.56	93.70
Realized Gain/Loss	(657.56)	-
Unrealized Gain/Loss	(582.16)	-
Moneda Interest Exp	(1,251.45)	-
Total Revenue	(1,465.42)	93.70
Other Income		
PPP Forgiven Loan	9,375.00	7,543.75
Miscellaneous	-	719.10
Total Other Income	9,375.00	8,262.85
Total Income	7,909.58	8,356.55
Expenses		
Payments to Team Members	11,724.00	9,099.00
Office Supplies	1,103.75	150.97
Donation	50.00	-
Postage	-	9.46
Software & Computer Supplies	2,942.46	2,730.76
Internet Expense	48.00	245.97
Licenses & Patents	300.00	300.00
Legal Fees	195.00	239.00
Advertising & Promotion	1,355.96	2,728.11
Accounting	623.00	599.00
Contract Services	-	2,250.00
Website Services	2,624.71	2,452.00
Dues & Subscriptions	-	49.99
Bank Fees	777.92	269.75
Depreciation Expense	18.50	-
Fundraising Moneda	78,903.99	-
Fundraising Commissions	11,126.83	6,537.27
Total Expenses	111,775.62	27,661.28
Net Operating Income	(103,866.04)	(19,304.73)
Other Expenses		
Interest Expense	-	43.75
Total Other Expense	-	43.75
Net Other Income	-	(43.75)
Net Income	$ (103,866.04)	$ (19,348.48)

MONETRAN LLC

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2021 and 2020
(Unaudited)

	Jan - Dec 2021	Jan - Dec 2020
OPERATING ACTIVITIES		
Net Income	(103,866.04)	(19,348.48)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Increase in Accounts Payable	1,851.25	(155.25)
Increase in Investor Moneda Deposits	78,093.80	-
Net cash provided by operating activities	(23,920.99)	(19,503.73)
FINANCING ACTIVITIES		
Sale of Class A units	189,297.54	57,036.25
Sale of Class B units	-	250.00
Net cash provided by (used in) Financing activities	189,297.54	57,286.25
INVESTING ACTIVITIES		
Member Investments	-	-
Net cash provided by investing activities	-	-
CASH – Beginning of Year	96,088.51	58,305.99
CASH – END OF YEAR	$261,465.06	$96,088.51

NOTE 1 – NATURE OF OPERATIONS

Monetran LLC was formed on March 26, 2018 ("Inception") in the State of Delaware. The financial statements of Monetran LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Hockessin, DE.

Monetran LLC is a technology-based startup operating in the crypto-currency market. The company is designing and deploying a block-chain based financial transaction application to help remedy existing problems in both crypto- and fiat-based transaction networks. The application will make use of Moneda, an asset-based token on the Stellar network. The Stellar platform combined with Monetran's application will allow users to transfer money, even micro-payments, in a matter of seconds for a nominal fee. Additionally, the use of the Byzantine Consensus Algorithm will allow for a vast amount of transactions with minimal energy usage compared to traditional mining procedures for existing block-chain networks and tokens. The company plans to establish this digital currency for everyday use in internet commerce and remittance.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
>
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
>
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Application downloads of the Monetran app are free, and the Company does not anticipate a future need of charging a fee for app downloads or account maintenance. However, use of the application for the purpose of transferring funds shall come with estimated transaction fees as follows:

1) For domestic transactions – 1% of the total transaction amount (in U.S. Dollars) with the following exceptions: Company will charge a minimum of $0.10 per transaction and a maximum of $10.00 per transaction (not including any additional fees).
2) For international transactions – 2% of the total transaction amount (in U.S. Dollars) with the following exceptions: Company will charge a minimum of $2.00 per international transfer and a maximum or $20.00 international transfer (not including any additional fees).

The Company will recognize revenues from when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with major financial institutions located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company is not currently under any debt obligations. Its only outstanding liability is as represented in Company's Accounts Payable.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units

As per the Company's A&R Operating Agreement, Monetran LLC has authorized the issuance of (2) classes of LLC Units, Class A and Class B, with the following provisions:
- Class A Units
  - Holders of Class A Units are granted (1) vote per Unit. Any Class A Member may call for a meeting of the Members and, if approved by holders of a majority of Class A Units, such meeting shall be granted and held within a reasonable time. Only Class A Members may attend these meetings and will be allowed to vote on such matters of Company's management, strategy, and key business decisions
- Class B Units

o   Holders of Class B Units are not granted any voting rights. As outlined in the A&R Operating Agreement, Class B Members maintain the right to annual distributions (if available) split in accordance with the A&R Operating Agreement and pro rate commensurate with each investor's investment amount.

As of the December 31, 2021, the Company has issued a total of 1,477,572 Class A Units, with 67% of units held by Donald Bielak. The company has issued and sold 107,000 Class B Units as of December 31, 2021 as outlined in its Regulation Crowdfunding offering.

The Company may, upon a majority of votes cast by Class A members, issue additional LLC Units, whether Class A or Class B or a new class altogether, to the extent applicable under state and federal laws and subject to the provisions of the Company Operating Agreement.

NOTE 6 – RELATED PARTY TRANSACTIONS

Company has not engaged in any related-party transactions.

NOTE 7 – SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated events and transactions for potential recognition of disclosure through April 30, 2022, the date the financial statements were able to be issued. As of April 30, 2022, the company has issued no additional Class A or B Units.